Exhibit 99.3

PRESS RELEASE

Papua New Guinea: TotalEnergies Announces New Milestone towards Papua LNG Development

Paris, July 20, 2022 – TotalEnergies, as operator, has announced the decision of the Papua LNG joint venture to launch the first phase of front-end engineering and design (FEED) studies for the Papua LNG project's upstream production facilities.

In parallel, studies for the downstream liquefaction facilities are progressing in line with the overall project schedule, and the objective is to launch the integrated FEED in the fourth quarter of 2022. The project is targeting a final investment decision (FID) around the end of 2023, and a start-up at the end of 2027.

“The commencement of upstream FEED studies is another significant step towards developing the Papua LNG project, which will increase Papua New Guinea’s LNG export capacity and thus contribute to its further development," said Julien Pouget, Senior Vice President Asia Pacific for Exploration & Production and Renewables at TotalEnergies. "The Papua LNG project is well positioned to contribute to growth in LNG supply worldwide, especially for customers in Asia seeking to decarbonize from coal to gas, in line with our strategy to lower global greenhouse gas emissions.”

The Papua LNG joint venture is committed to developing a landmark project in terms of sustainability, biodiversity, and low carbon emissions. Specifically, the project will incorporate a carbon capture and storage scheme for the fields' native CO2, which will be reinjected into the reservoirs.

***

TotalEnergies, The World’s Third-Largest Low-Carbon LNG Company

TotalEnergies is the world’s third-largest low-carbon LNG company, with a global market share of around 10% and a global portfolio of nearly 50 Mt/y by 2025 thanks to its interests in liquefaction plants in all geographies. The Company benefits from an integrated position across the LNG value chain, including production, transportation, trading, and LNG bunkering. TotalEnergies ambition is to increase the share of natural gas in its sales mix to 50% by 2030, reduce the gas value chain’s carbon emissions, eliminate methane emissions, and work with local partners to promote the transition from coal to natural gas.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).